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                                                                    EXHIBIT 99.1


                          HEALTHCARE RECOVERIES, INC.
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS
                         ------------------------------

         In passing the Private Securities Litigation Reform Act of 1995 ("the Reform Act") 15 U.S.C.A. Section 77z-2 and 78u-5 (Supp. 1996), Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward looking statements. Healthcare Recoveries, Inc. ("HRI" or the "Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

         "Forward-looking statements" are defined by the Reform Act. Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of HRI. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, HRI undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

         HRI provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the following:


REGULATORY AND POLITICAL RISKS

         General. From time to time, legislation is introduced in Congress and in various state legislatures that would materially affect the Company's business. The most significant legislation, law and regulation, for clarity, may be grouped in three categories: (1) legislation that would substantially limit the ability of healthcare insurers to recover from third-parties accident-related medical benefits incurred by injured insureds ("Health Insurance Primacy Law"), (2) legislation that would substantially limit the Company's ability to receive and utilize individual claim information from healthcare insurers ("Confidentiality Laws") and (3) other federal and state laws. The following identify specific risks in those three categories:

         Health Insurance Primacy Laws:

         Auto Choice Reform Act of 1997. On April 22, 1997, Senators McConnell, Grams, Moynihan, Lieberman and Gorton introduced the Auto Choice Reform Act of 1997. Under this Act, in those states not opting out of its provisions, individual drivers may choose to be covered by an auto insurance system in which healthcare insurers, with some exceptions, would be made primarily responsible for healthcare costs incurred by those injured in automobile accidents. Consequently, even if the insured's injuries were caused by the negligence of another driver, the healthcare insurer would have no rights of recovery against the negligent party or that party's liability insurer. Revenue generated from recoveries against automobile liability insurers represented approximately 60% of the Company's 1997 revenues. Similar legislation was introduced, but not enacted in the previous session of Congress. On June 24, 1997, similar legislation was introduced in the House of Representatives by Representatives Armey, Moran, Saxton, Cox and McIntosh. Should this or similar legislation be enacted it would have a material adverse effect on the Company's business, results of operations and financial condition.

         The proposed legislation asserts that (i) the costs of operating a motor vehicle are excessive due to legal and administrative costs associated with the processing of claims under the fault-based liability system and (ii) the costly fault-based liability insurance system often fails to provide compensation commensurate with loss and takes too long to pay benefits.
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         Even if the Auto Choice Reform Act is ultimately abandoned, these policy reasons may result in future legislation designed to significantly alter the fault-based liability system used in most states, eliminate recovery rights of healthcare insurers and adversely affect the Company's business.

         Clinton Administration Healthcare Proposals. In 1993, as part of its healthcare reform proposals, the Clinton Administration proposed to require in effect that an injured insured's healthcare insurance provider be primarily liable for the insured's healthcare costs, for both injuries caused by a third-party and work related injuries. Although these proposals were never enacted into law, had they or similar rules been enacted into law, the Company's services would have been rendered largely unnecessary and the Company's business, results of operations and financial condition would have been materially adversely affected. Although the Clinton Administration has abandoned its healthcare reform proposal, there can be no guarantee that a future administration or Congress will not propose or enact such a provision or other regulatory scheme that would diminish or eliminate the value of the Company's services.

     Certain No Fault Insurance Systems. Certain states have adopted versions of automobile "no fault" insurance systems in which the injured party's health insurance carrier or provider is primarily responsible for healthcare related expenses (and not the responsible party and his or her insurer or the injured insured's automobile liability insurer). In 1996, California voters rejected a no-fault automobile insurance measure, Proposition 200, which would have required drivers with bodily injuries to be compensated by their own healthcare insurers. Although Proposition 200 was rejected by the voters, there can be no assurance that similar measures will not again be presented in a ballot initiative or as legislation in the future. Growth in the number of states adopting similar systems could significantly reduce the amounts otherwise recoverable by the Company in connection with automobile injuries in such states.

Confidentiality Laws:

         Confidentiality Provisions of the Health Insurance Portability and Accountability Act of 1996. Section 262 of the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. s.s. 1177) prohibits any person from knowingly obtaining or disclosing individually identifiable health information relating to an individual in violation of the standards relating to the electronic transmission of healthcare information established by the Secretary of the Department of Health and Human Services. In September 1997, the Secretary submitted recommendations to Congress to implement these standards. If Congress does not enact health information privacy legislation by August, 1999, the Secretary will be required to issue final regulations on the subject. The Secretary's recommendations set forth general principals, but do not propose specific legislation. Several bills pertaining to privacy of individually identifiable health information have been introduced in this Congress. In addition, the Secretary recently has issued three proposed rules that outline security standards for healthcare information specific to an individual that is maintained or transmitted electronically, including standards for electronic signatures; electronic transaction standards; a standard employer identification number and requirements concerning its implementation; and a standard healthcare provider identifier and requirements concerning its implementation. The provisions of future legislation or regulations could impair or prevent the acquisition and use by the Company of claims and insurance information necessary to process recovery claims on behalf of its clients. In addition to federal law, state laws and regulations governing privacy of insurance records and related matters may significantly affect the Company's business. State efforts to restrict the use of such records, which clients currently provide to the Company, could impair the Company's business, results of operations and financial condition.

Other Federal and State Laws:

         Changes in the regulation of insurance and debt collection could also affect the Company's business. Similarly, changes in law that would bar healthcare subrogation or impair an injured party's ability to collect insured damages (that is, an injured person would be prevented from recovering from the wrongdoer damages for accident-related medical benefits covered by health insurance) could similarly adversely affect the Company's business. Existing debt collection laws also may be amended or interpreted in a manner that could adversely affect the Company's business. Additionally, although the Company does not believe that it engages in the unauthorized practice of law, changes in the law or a judicial or administrative decision defining some of the Company's activities as the practice of law, could have a material adverse effect on the Company's business.

Certain Legal Doctrines

         With respect to recoverable claims, the rights of subrogation and reimbursement may be limited in some cases by (i) the "made whole doctrine," which may limit the healthcare provider's ability to recover when the settlement damage award received by the injured party is inadequate to cover the injured party's damages and (ii) the "common fund doctrine," which permits plaintiff's attorneys to determine their compensation, based on the entire amounts covered by a damage award and may, in some cases, proportionally diminish the amount recoverable by HRI on behalf of the healthcare payor of that damage award.


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DEPENDENCE ON LARGE CLIENTS

         The Company's clients includes national and regional healthcare payors, large third-party administrators or self-insured corporations. The Company's three largest clients represented 31%, 9% and 9% of the Company's revenues in 1997 and 25%, 9% and 8% for the six months ended June 30, 1998. The loss of one or more of these accounts could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's revenues are earned under written contracts with its clients that provide for contingency fees from recoveries under a variety of pricing regimes. These contracts are generally terminable on 60 to 180 days' notice by either party. However, the Company's contracts provide that in the event of termination, the Company is generally entitled to complete the recovery process on the backlog for that client. During the six months ended June 30, 1998, HRI covered approximately
38.3 million lives, a decrease of 200,000 lives from December 31, 1997. This decline resulted from the previously reported loss of 2.0 million lives from Oxford Health Plans and of 600,000 lives from Healthsource, which was acquired by CIGNA. The Healthsource contract was terminated by CIGNA, who is not an HRI client, in order to consolidate vendors. Compared to last year, lives sold at the end of the current quarter increased 4.0 million, or 12%, over the end of the same quarter a year ago. Consistent with these changes in lives sold, installed lives grew by 3.0 million over the end of the comparable quarter last year, a 9% increase, but decreased by 900,000, or 2%, over the end of the prior quarter.

LENGTHY REVENUE CYCLE AND FLUCTUATION IN OPERATING RESULTS

         The Company's operating results may fluctuate from time to time as a result of a number of factors, including additions of new clients, cancellation of client contracts, postponement of client decisions to enter into contracts, delays in transmission of clients' claims data, changes in prices offered to new clients, timing of acquisitions, introduction of new services or introduction of new technologies to the Company's business processes. HRI expends substantial time, effort and funds to install lives and generate active files. As a result, HRI incurs expenses related to its revenue in advance of the time such revenue is received which can result in fluctuations in operating results.

         In particular, the volume and timing of receipt of clients' claims data received during a fiscal quarter are difficult to forecast. The Company's clients continuously update and modify their claims and medical encounter processing systems, and such changes often create delays in or errors to the transmission of claims data. Furthermore, the Company's expense levels are based in part on expectations of future receipt of claims data and the Company has been significantly increasing and intends to continue to increase operating expenditures and working capital balances as it expands its operations. Specifically, material increases in new clients and lives installed, and consequently client claims data received, will cause the Company to increase its operating capacity well in advance of its expectation to earn revenues from such new clients. Operating results in any particular quarter which do not meet the expectations of securities analysts could cause volatility in the price of the Company's Common Stock.

LITIGATION

         The Company is engaged in the business of identifying and recovering subrogation and related claims of its clients, many of which arise in the context of personal injury lawsuits. As such, the Company operates in a litigation-intensive environment. The Company has, from time to time, been, and in the future expects to be, named as a party in litigation incidental to its business operations. To date, the Company has not been involved in any litigation which has had a material adverse effect upon the Company, but there can be no assurance that pending litigation or future litigation will not have a material adverse effect on the Company's business, results of operations and financial condition.

         The Company is also party to a putative class action lawsuit that seeks monetary damages from the Company on the basis that the Company recovered from responsible parties the "reasonable value" of medical treatment provided by medical providers rather than the amounts actually paid by certain healthcare payors, in circumstances where such healthcare payors had a discounted fee-for-service ("DFS") arrangement, capitation arrangement or other payment arrangement that did not involve solely fee-for-service arrangements with the medical providers. Under a typical capitation arrangement a medical provider is paid a flat periodic fee for each patient referred by a healthcare payor and the medical provider contractually bears the risk of the amount of services needed by the potential patient group. Thus, there is no specific amount paid by the healthcare payor for any service rendered by the medical provider. In addition to monetary damages, the class action lawsuit seeks injunctive relief preventing the Company from pursuing recoveries in excess of the amounts actually paid by its clients regardless of the payment mechanism. Although it is the Company's current policy not to seek recovery of the "reasonable value" of medical treatment in DFS arrangements, the Company does collect the "reasonable value" of medical treatment under capitation and certain other payment arrangements. The Company's clients determine such "reasonable value" according to their internal procedures. If this lawsuit or another lawsuit seeking relief under similar

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theories were to be successful, it could have a material adverse effect on the
Company's business, results of operations and financial condition.

COMPETITION

         HRI competes primarily with the internal recovery departments of potential customers and other subrogation recovery service vendors. To the Company's knowledge, there are three smaller, but significant, independent providers of subrogation recovery services in addition to HRI. All three independent competitors preceded HRI's entry into the recovery industry, and no major competitors have entered the market since that time. HRI believes that it has competitive advantages in the bulk of its market, including process expertise, capital requirements necessitated by the unusually long revenue cycle in the recovery industry, a qualified and productive employee base possessing appropriate industry expertise, and an information processing system designed to aid investigators and examiners engaged in the recovery process. However, there are participants in the healthcare insurance and transaction processing industries that possess sufficient capital, and managerial and technical expertise to develop competitive services.

DEPENDENCE ON KEY PERSONNEL

         The Company's success depends to a significant degree upon the continued contributions of members of the Company's senior management and other key sales, marketing, computer systems and operations personnel, and the loss of any such persons could have a materially adverse effect on the business of the Company. The Company's success also depends upon its ability to attract and retain highly qualified and skilled managerial, sales, marketing and computer software development and operations personnel, the competition for whom is intense. There can be no assurance that the Company will be successful in hiring or retaining the requisite personnel, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not maintain key man insurance. The Company has employment agreements with Patrick B. McGinnis, Chairman and Chief Executive Officer, Debra
M. Murphy, Executive Vice President - Operations, Douglas R. Sharps, Executive Vice President - Finance and Administration.

PROSPECTIVE UPGRADE OF INFORMATION MANAGEMENT SYSTEM AND LOSS OF PROPRIETARY TECHNOLOGY

         The SubroSystem and its Upgrade. Although the SubroSystem, a key feature of HRI's recovery process, historically served the Company's operational and management information needs, HRI developed a 3-step plan (the "System Upgrade") under which it would, over a 24-month to 36-month period, (i) migrate the SubroSystem from an MS-DOS based environment to a Windows NT operating environment, (ii) adopt a new database system, and (iii) adopt an object-oriented programming language, such as C++. The System Upgrade includes a detailed process for the comprehensive testing of all key elements prior to implementation of each step. The Company expects that it will spend approximately $4.4 million on the System Upgrade, of which $4.0 million spent on hardware and third-party software will be capitalized. HRI's policy is to expense software development costs as incurred.

         There can be no assurance that the implementation of the System Upgrade (or any part of it) will be successful, that it will be within budget, or that the implementation of the System Upgrade (or any part of it) will not have an adverse effect on the Company's business, results of operations or financial condition. Furthermore, because the SubroSystem is proprietary, industry-specific software, the absence of complete and detailed written documentation with respect to the SubroSystem's functioning and code structure make the Company dependent on existing staff, who are skilled in its operations and some of whom participated in its design.

         Dependence on Proprietary Software Applications. The Company's success depends, in part, upon its proprietary technology, specifically the integrated software programs comprising the SubroSystem. Although certain elements of the SubroSystem are protected by federal copyright law, such protection neither confers a monopoly on the use of subrogation recovery software systems nor prevents competitors from developing similar systems. The SubroSystem, like all other software programs, may be subject to a variety of replication techniques (for example, reverse engineering, logic tracing, disassembly and decompilation) that would produce a functionally similar software system not covered by the Company's registered copyright. Therefore, there can be no assurance that the Company's registered copyright on the SubroSystem will


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preclude or deter circumvention by current or future competitors, with the effect that the Company might lose any advantage conferred by the SubroSystem.


CONSOLIDATION AMONG HEALTHCARE PAYORS: PRESSURE ON MARGINS

         Consolidation among healthcare payors could increase their bargaining strength as the number of lives insured or otherwise covered by such healthcare payors grows, which may place downward pressure on the Company's historic margins and may create additional competition from such healthcare payors in the form of better equipped in-house recovery departments. Additionally, existing clients have been and may in the future be lost through acquisition by non-client healthcare payors.

LIMITATION ON DIVIDENDS

         From August 28, 1995, the date Medaphis Corporation ("Medaphis") acquired HRI, until May 1997 when Medaphis sold HRI in an initial public offering (the "Offering"), the Company paid dividends to Medaphis totaling $13.6 million. Following the Offering, however, the Company has retained earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. The Company's credit facility limits its ability to pay dividends on its common stock.

ABILITY TO MANAGE GROWTH IN SUBROGATION BUSINESS

         The Company recently has experienced significant growth in both its revenues and the number of its employees. This growth has resulted in an increase in responsibilities placed upon the Company's management and has placed added pressures an the Company's operating systems. The Company expects to expand its management, systems development and support, marketing, sales and customer services and to upgrade the SubroSystem, which could place a strain on the Company's operations. Furthermore, the initial expenses associated with the addition of new clients may be incurred prior to the recognition of any revenues from such new clients. There can be no assurance that the Company will successfully manage its expanding operations or implement its growth strategy; and if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected.

ABILITY TO EXECUTE GROWTH STRATEGY

         In addition to growing its existing subrogation recovery business, HRI intends to extend its business model and capabilities, through external and internal development, to other service industries. Although HRI does not, at present, engage in any line of business other than subrogation recovery, it believes that future development opportunities are likely to be characterized by: outsourcing services that produce predictable and recurring revenue streams; competitive advantages from processes, automation and the provision of knowledge-rich services; development-stage niche markets; value-based pricing; and a focus on (non-exclusive) healthcare information services.

         There can be no assurance that the Company will be successful in the internal development or acquisition of new lines of business or that it will be able to successfully manage new lines of business which it may develop or acquire, and if the Company's management is unable either to execute this growth strategy or to manage the resulting growth, the Company's business, operating results and financial condition could be adversely affected.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Company may be deemed to have the effect of making difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. These provisions include the ability of the Company's board of directors to issue shares of preferred stock in one or more series without further authorization of the Company's stockholders. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging delaying or preventing a change in control of the Company. Although the Company has no current intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. These provisions may also have the effect of discouraging a third-party from making a tender offer or otherwise attempting to obtain control of the Company even though such a transaction might be economically beneficial to the Company and its stockholders. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Amended and

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Restated Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Common Stock. Among these are provisions (i) requiring a classified board of directors, (ii) prohibiting action by written consent of the stockholders, (iii) limiting the person able to, and the procedures for, calling a special meeting of the stockholders and
(iv) requiring certain supermajority stockholder votes to amend certain of the foregoing provisions.

PROFESSIONAL LIABILITY AND INDEMNITY OBLIGATIONS TO CLIENTS

         From time to time, the Company may be subject to claims from its clients that it failed to provide services in accordance with its contract or that its recovery activities have harmed the client. To date, no client has terminated its contract with the Company based upon the failure to provide services, nor has any client asserted that the Company has in any way damaged its business. The Company has agreed to indemnify and hold certain of its clients harmless from negligent acts or omissions of the Company in the performance of recovery services. Although the Company maintains, and intends to continue maintaining, insurance covering these types of risks, there can be no assurance that such insurance will be an adequate amount or will be available at reasonable costs in the future.

STOCK PRICE VOLATILITY

         The Company believes that a variety of factors could cause the price of the Common Stock to fluctuate, perhaps substantially, including: announcements of developments related to the Company's business; changes in financial estimates by securities analysts; and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years the stock prices of companies have experienced extreme price fluctuations which have often been unrelated to the operating performance of such companies. Similar fluctuations may adversely affect the market price of the Common Stock in the future.

YEAR 2000 COMPUTER ISSUES

         The year 2000 presents a problem for computer systems (software and hardware) that were not designed to handle any dates beyond the year 1999. The problem is pervasive and complex because virtually every computer operation will be affected in some way by the rollover of the last two digits of the year to "00." In consequence, any such software and hardware will need to be modified some time prior to January 1, 1999 in order to remain functional. Computer systems that do not properly handle this rollover could generate erroneous data or fail to function.

         The Company has initiated a company-wide program to identify and address the modifications to or replacements of computer code (including data received from clients), hardware and office equipment, the testing, and the implementation procedures necessary to achieve year 2000 readiness ("Y2K Readiness" or descriptively, "Y2K Ready"). As a result of this program, 9 different areas or functions within the Company have been surveyed in order first, to identify software and hardware that are not presently Y2K Ready, and second, to establish a schedule for remediation or replacement of the items of software and hardware that are not Y2K Ready.

         The Company has completed its identification of the elements of its software and hardware that are not Y2K Ready. Included among these elements are certain fields contained in SubroSystem, the Company's online subrogation system. The first date of failure for all of these items of software and hardware, including SubroSystem, is January 1, 2000. The completion date for replacement or remediation of all elements of Company software and hardware that are not Y2K Ready, including SubroSystem, is June 30, 1999. To date, the costs of the Company's efforts to achieve Y2K Readiness have not been material, and the Company believes that the future costs to complete its program to become Y2K Ready will not be material.

         Management believes that the greatest risk posed to the Company's Y2K Readiness lies in the possible failure of its clients and other members of the healthcare payor industry to achieve Y2K Readiness. The Company relies on its clients to provide electronic claims data, through electronic data interfaces, as the source of information from which the Company identifies potentially recoverable claims. If clients are unable to provide such data because they are not Y2K Ready, the Company could suffer a slow-down in its recovery efforts, impairing its ability to make the recoveries from which it derives its revenue. Moreover, to the extent that payors which are potential clients fail to achieve Y2K Readiness, HRI's ability to sell to and to install such payors may also be impaired. With respect to current clients, HRI has undertaken a survey of each client's state of Y2K Readiness. The Company has not, to date, received its clients' responses to this survey, and is therefore unable to form an opinion as to the present level of this risk. Furthermore, the Company is unaware of any survey speaking to the Y2K Readiness of the healthcare payor industry at-large, and is thus unable to assess the magnitude of this risk with respect to potential clients.

         The Company's contingency planning calls for, among other things, early identification of alternative means of obtaining electronic claims data should the existing electronic data interfaces with clients fail. However, the Company does not at present have a developed contingency plan for dealing with clients that, because of a failure to achieve Y2K Readiness, are unable to process healthcare claims electronically. This contingency planning will occur on an as needed, client-specific basis, as part of the client assessment process described above.


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